UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      1     )*
                                           -----------

                          Magellan Technology, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)



                      Common Stock, $0.0001 Par Value
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 559092-40-8
                               ---------------
                                (CUSIP Number)



                             Richard G. Brown
                   KIMBALL, PARR, WADDOUPS, BROWN & GEE
                    185 South State Street, Suite 1300
                       Salt Lake City, Utah  84111
                            (801) 532-7840
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                            October 15, 1997
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 9           SEC 1746 (12-91)

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 2 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reginald L. Hughes

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               613,166
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        613,166

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        613,166

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.8%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Janet L. Hughes

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               613,166
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        613,166

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        613,166

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.8%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 9 Pages

      This Amendment No. 1 to the Schedule 13D of Reginald L. Hughes and Janet
L. Hughes amends and supplements and should be read in conjunction with the
Schedule 13D filed on December 4, 1996.


Item 1.  Security and Issuer

    (a)  Title of Class of Equity Securities:

              Common stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:

              Magellan Technology, Inc. (the "Issuer")

    (c)  Address of Issuer's Principal Executive Offices:

              13526 South 110 West, Draper, UT  84020

Item 2.  Identity and Background

    (a)  Name:

              Reginald L. Hughes ("RL Hughes")
              Janet L. Hughes ("JL Hughes")

    (b)  Business address of RL Hughes:

              1216 South 1580 West, Orem, UT 84058

         Residence address of JL Hughes:

              1482 East 920 South, Provo, UT 84606

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              RL Hughes:     President and Chief Operating Officer of SkyHook
                             Technologies, Inc., which develops cargo management systems for use with helicopters and is located at 1216 South 1580 West, Orem, Utah
                             84058.

              JL Hughes:     Not employed outside of the home.

    (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

              None

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 9 Pages

    (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

              None

    (f)  Citizenship:

              United States

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable as no securities were acquired.

Item 4.  Purpose of Transaction

         Pursuant to an Escrow Agreement dated November 18, 1996 (the "Escrow Agreement") entered into by The Reginald L. Hughes Family Limited Partnership (the "Limited Partnership"), of which RL Hughes and JL Hughes are the general partners, the Issuer and certain other parties, 238,833 shares of the Common Stock issued to the Limited Partnership in connection with the acquisition of SkyHook Technologies, Inc. by the Issuer were held in escrow pending the fulfillment of certain conditions by October 15, 1997. The deadline for fulfillment of such conditions has passed and the conditions have not been met. Pursuant to the Escrow Agreement, the 238,833 shares are being delivered by the Escrow Agent to the Issuer for cancellation.

         In addition, the Limited Partnership sold 3,333 shares of the Common Stock in the open market on October 15, 1997 for $2.25/share.

        RL Hughes and JL Hughes reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, RL Hughes and JL Hughes presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by RL Hughes and JL Hughes, as of October 15, 1997, is 613,166 shares, which represented 4.8% of the outstanding shares of the Issuer.

    (b) Neither RL Hughes nor JL Hughes has the sole power to vote or direct the vote nor the sole power to dispose or to direct the disposition of any shares of the Common Stock. As of October 15, 1997, RL Hughes and his wife, JL Hughes, as general partners of the Limited Partnership shared the power to vote, direct the vote, dispose of and direct the disposition of 613,166 shares of the Common Stock.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 9 Pages

    (c)  See Item 4 above.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 613,166 shares of the Common Stock.

    (e) Effective October 15, 1997, RL Hughes and JL Hughes ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 9 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





November 26, 1997                           /s/ REGINALD L. HUGHES
-------------------------                   --------------------------------
        Date                                Reginald L. Hughes



November 26, 1997                           /s/ JANET L. HUGHES
-------------------------                   --------------------------------
        Date                                Janet L. Hughes

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 9 Pages


                             INDEX TO EXHIBITS



   Exhibit        Description
-------------    ------------------------------------------------------------

A A written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 9 Pages




                                 EXHIBIT A
                                 ---------

                                 AGREEMENT
                                 ---------

    The undersigned agree that this Amendment No. 1 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




November 26, 1997                           /s/ REGINALD L. HUGHES
------------------------------              --------------------------------
Date                                        Reginald L. Hughes



November 26, 1997                           /s/ JANET L. HUGHES
------------------------------              --------------------------------
Date                                        Janet L. Hughes